FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2004

HOLMES FINANCING (No 3) PLCHOLMES
FUNDING LIMITEDHOLMES
TRUSTEES LIMITED

(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent’sPlace,
London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes . . . . . . . No . . .X. . . .

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period

	Number	£000's

Brought Forward	349,772	23,860,533
Replenishment	80,529	6,903,978
Repurchased	(8,304)	(540,696)
Redemptions	(6,673)	(857,823)
Losses	(12)	0
Capitalised Interest	0	3,461
Other Movements	0	(1)

Carried Forward	415,312	29,369,452

	Cumulative

	Number	£000's

Brought Forward	115,191	6,399,214
Replenishment	774,812	56,981,248
Repurchased	(216,779)	(15,118,856)
Redemptions	(257,480)	(18,922,528)
Losses	(432)	(777)
Capitalised Interest	0	31,152
Other Movements	0	(1)

Carried Forward	415,312	29,369,452

	Period CPR	Annualised CPR

1 Month	4.76%	72.93%	**( including
3 Month	12.86%	63.33%	redemptions and
12 Month	54.09%	54.09%	repurchases )

**	The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	32.57	months
Weighted Average Loan size	£70,716.60
Weighted Average LTV	72.50%	***(see below)
Weighted Average Indexed LTV	54.21%	Halifax
Weighted Average Indexed LTV	53.53%	Nationwide
Weighted Average Remaining Term	18.59	Years

Product Type Analysis	£000's	%

Variable Rate	9,486,333	32.30%
Fixed Rate	5,768,160	19.64%
Tracker Rate	14,114,959	48.06%

	29,369,452	100.00%

As at 08 April 2004 approximately 7%of the loans were flexible loans

Repayment Method Analysis	£000's	%

Endowment	7,010,488	23.87%
Interest Only	3,882,642	13.22%
Repayment	18,476,322	62.91%

	29,369,452	100.00%

As at 08 April 2004 approximately 8.6%of the loans were self-certified

Loan Purpose Analysis	£000's	%

Purchase	23,560,174	80.22%
Remortgage	5,809,278	19.78%

	29,369,452	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 March 2004	6.00%
01 December 2003	5.75%
01 August 2003	5.54%
01 March 2003	5.79%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%

East Anglia	16,738	1,102,866	3.76%
East Midlands	22,731	1,385,996	4.72%
Greater London	67,464	6,203,420	21.12%
North	17,808	925,286	3.15%
North West	47,352	2,653,401	9.03%
Scotland	27,189	1,485,483	5.06%
South East	107,584	9,094,052	30.96%
South West	33,007	2,306,928	7.85%
Wales	20,356	1,076,810	3.67%
West Midlands	28,327	1,715,925	5.84%
Yorkshire and Humberside	26,046	1,393,319	4.74%
Unknown	710	25,966	0.09%

Total	415,312	29,369,452	100.00%

Original LTV Bands

Range	Number	£000's	%

0.00 - 25.00	12,167	519,839	1.77%
25.01 - 50.00	64,786	3,862,083	13.15%
50.01 - 75.00	140,552	10,884,319	37.06%
75.01 - 80.00	22,873	1,791,537	6.10%
80.01 - 85.00	28,472	2,305,502	7.85%
85.01 - 90.00	54,453	4,396,607	14.97%
90.01 - 95.00	92,009	5,609,565	19.10%

Total	415,312	29,369,452	100.00%

***	The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%

Current	404,059	28,649,607	(3,892)	97.57%
1.00 - 1.99 months	7,700	494,796	3,963	1.69%
2.00 - 2.99 months	1,636	100,793	1,556	0.34%
3.00 - 3.99 months	778	48,755	1,098	0.17%
4.00 - 4.99 months	399	24,610	691	0.08%
5.00 - 5.99 months	246	14,790	496	0.05%
6.00 -11.99 months	372	23,586	1,139	0.08%
12 months and over	47	3,048	316	0.01%
Properties in Possession	75	3,798	302	0.01%

Total	415,312	29,363,783	5,669	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount ( which is the difference between the expectedmonthly repayments and the amount that has actually been paid,i.e. a total of under and/or over payments ) divided by themonthly amount repayable. It is recalculated every time the arrearsamount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust	Funding	Seller

	£000's	£000's

Balance Brought Forward	12,756,549	11,103,984
Replenishment of Assets	0	6,903,978
Acquisition by Funding	3,983,790	(3,983,790)
Distribution of Principal Receipts	(250,354)	(1,148,166)
Allocation of Losses	0	0
Share of Capitalised Interest	1,850	1,611
Payment Re Capitalised Interest	(1,850)	1,850

Balance Carried Forward	16,489,985	12,879,467

Carried Forward Percentage	56.14673%	43.85327%

Minimum Seller Share	1,174,778	4.00%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's

Brought Forward	608,171

Additional Amounts Accumulated	250,354
Payment of Notes	0

Carried Forward	858,525

Target Balance	608,160 250,365	payable on 15th April 2004 payable on 15th April 2005

	858,525

Liquidity Facilities	Drawn £000's	Undrawn £000's

Holmes Funding	£0	£25,000

Holmes Financing 1	£0	£25,000

Holmes Financing 2	£0	£25,000

Holmes Financing 3	£0	£25,000

Holmes Financing 4	£0	£25,000

Holmes Financing 5	£0	£25,000

Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/01/04	0.4098%

Quarter to 15/10/03 (Restated)**	0.3433%

Quarter to 15/07/03 (Restated)**	0.3852%

Quarter to 15/04/03 (Restated)**	0.3806%

*Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

**The figures for excess spread in prior periods have been restated to incorporate the cumulative effects of accounting adjustments. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.

Reserve Funds	First Reserve	Second Reserve

Balance as at 15/01/2004	£292,045,557.96	£56,890,739.99

Required Amount as at 15/01/2004	£350,000,000.00	£122,161,456.00

Percentage of Notes	1.68%	0.33%

Properties in Possession

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Stock

	Current Period

	Number	£000's

Brought Forward	73	4,375

Repossessed in Period	17	1,752

Sold in Period	(15)	(2,027)

Carried Forward	75	4,100

	Cumulative

	Number	£000's

Repossessed to date	520	31,681
Sold to date	(445)	(27,581)

Carried Forward	75	4,100

Repossession Sales Information

Average time Possession to Sale	81	Days

Average arrears at time of Sale	£3,336

MIG Claim Status

	Number	£000's

MIG Claims made	193	1,368

MIG Claims outstanding	3	57

Average time claim to payment	36

Trigger Events
There has been no debit to the AAAPrincipal Deficiency Ledger
The Seller has not suffered an InsolvencyEvent
The Seller is still the Servicer
The Outstanding Principal balanceis in excess of £25 billion

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

04Q1	-	-	-	-	-	-	-	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2004 to 08 April 2004

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC
Dated: 30 April 2004	By /s/ Shaun Coles (Authorised Signatory)